UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant’s name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Share Purchase and Investment Agreement

On November 16, 2023, Global Blue Group Holding AG (the “Company”) entered into a share purchase and investment agreement (the “Purchase Agreement”), by and among the Company, Tencent Mobility Limited (the “Purchaser”), SL Globetrotter L.P. (“Globetrotter”), Global Blue Holding L.P. (“Holdco”) and the other parties from time to time party thereto (together with Globetrotter and Holdco, the “Sellers”), whereby the Purchaser has agreed to (i) purchase from the Sellers an aggregate 9,090,909 registered common shares of the Company with a nominal value of CHF 0.01 for consideration in an aggregate amount of $50,000,000.50 and (ii) subscribe for and purchase from the Company 9,090,909 newly issued registered common shares of the Company with a nominal value of CHF 0.01 for consideration in an aggregate amount of $49,999,999.50, in each case, subject to the terms and conditions set forth therein (the “Transaction”).

The Company will not receive any proceeds from the sale of shares by the Sellers. The Transaction is expected to close before month-end and is subject to closing conditions.

A copy of the Purchase Agreement is furnished herewith as Exhibit 10.1 and incorporated herein by reference. The above description of the Purchase Agreement is qualified in its entirety by reference to such exhibit.

The Company’s press release announcing the Transaction is attached hereto as Exhibit 99.1.

Deed of Amendment to Management Shareholders Agreement

On November 16, 2023, Globetrotter, Holdco and Jacques Stern, as Management Representative, entered a deed of amendment (the “Amendment”) to the management shareholders agreement, dated as of January 16, 2020 (as amended on August 26, 2020 and further amended and restated on February 24, 2022, the “MSHA”). The Amendment provides that, in connection with the Transaction, to the extent any Manager (as defined in the MSHA) elects not to sell all or any portion of its pro rata common shares permitted to be sold in the Transaction, Globetrotter and Holdco will have the right to elect to sell such additional shares for their own account.

A copy of the Amendment is furnished herewith as Exhibit 10.2 and incorporated herein by reference. The above description of the Amendment is qualified in its entirety by reference to such exhibit.

INCORPORATION BY REFERENCE

This report on Form 6-K and Exhibit 10.1 shall be deemed to be incorporated by reference in the registration statements on Form F-3 (Nos. 333-259200, 333-267850 and 333-274233) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit number	Description
10.1
Share Purchase and Investment Agreement, dated November 16, 2023, by and among Global Blue Group Holding AG, Tencent Mobility Limited, SL Globetrotter L.P., Global Blue Holding L.P. and the other parties from time to time party thereto

10.2
Deed of Amendment to the Management Shareholders Agreement dated November 16, 2023, by and among Jacques Stern in his capacity as Management Representative, SL Globetrotter, L.P. and Global Blue Holding L.P.

99.1	Press Release, dated November 16, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2023
GLOBAL BLUE GROUP HOLDING AG

By: /s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer